SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         July 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Quarterly Report for the Period Ending June 30, 2005

2	Appendix 5B for the Quarter Ended June 30, 2005

3	Appendix 3B dated July 29, 2005

EXHIBIT 1

29 July 2005

Company Announcements
Office Australian Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

QUARTERLY REPORT FOR THE PERIOD ENDING 30 JUNE 2005

SIMBERI GOLD PROJECT HIGHLIGHTS

•	Simberi Gold Project Optimised Feasibility Study and independent oxide/transitional reserve studies scheduled for completion in August 2005.

•	Sorowar oxide gold resources increased by 75% to 670,000 oz gold from the August 2003 BFS oxide resource estimates.

•	Sorowar oxide, transitional and sulphide resources total 1.22 million oz.

•	Simberi Island oxide resources total 1.01 million oz.

•	Simberi Island oxide/transitional/sulphide resources total 46.8 million tonnes at 1.51 g/t gold for 2.27 million oz (using 0.5 g/t to 4.0 g/t gold cut-off).

•	Recent metallurgical tests estimate average cyanide leach recoveries for Sorowar of;

OXIDE material TRANSITIONAL material SULPHIDE material	– – –	92% 72% 66%

•	IP geophysical surveys completed at Sorowar have returned very encouraging results and will be used for targeting drillholes designed to test sulphide mineralisation that may form feeders for the Sorowar oxide deposit.

•	Deep diamond drilling is underway at the Pigiput and Sorowar deposits.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone:  +61 8 9353 3638     Facsimile:   +61 8 9353 4894      Email:   info@alliedgold.com.au
Web: www.alliedgold.com.au

SIMBERI GOLD MINING PROJECT – ML136

Upgraded Sorowar Resource Studies

Oxide Resources

Prior to Allied Gold Limited’s (“ALD”) merger with Nord Pacific Limited during 2004, total gold resources at the Sorowar deposit (August 2003 Feasibility Study – oxide resources at 0.5 g/t gold cut-off) comprised;

10.9 million tonnes at 1.10 g/t gold for 384,000 ounces.

Since ALD assumed operational control of the Tabar Islands Project, an aggressive drilling programme was carried out at the Sorowar Deposit. As a result of this successful programme, independent resource studies by Golder Associates were commissioned, resulting in oxide resources being increased by 75% to 670,000 oz gold (at 0.5 g/t gold cut-off) from the August 2003 BFS oxide resource estimates, viz;

17.2 million tonnes at 1.21 g/t gold for 670,000 ounces.

Sorowar Oxide Resource Studies

Combined Oxide/Transitional/Sulphide Resources

Total Sorowar (oxide, transitional and sulphide — 0.5 g/t gold cut-off) gold resources have been upgraded by more than 215% from the August 2003 Feasibility Study estimates to;

33.0 million tonnes at 1.15 g/t gold for 1.22 million ounces.

Recoveries

In response to the significant increase in the surface footprint and depth extensions to the Sorowar gold deposit resulting from the 2004-2005 drilling programme, additional metallurgical testwork was conducted by AMMTEC on 16 composite samples from locations throughout the deposit.

Previously, 99 composite samples from the main oxide portion of the Sorowar deposit were tested by various metallurgical consultants.

The testwork results are very encouraging;

•	Recoveries for oxide material ranged from 85.3% to 98.1% with average expected gold cyanide leach recovery of 92%.

•	Gold cyanide leach recoveries for transitional material averaged 72% and for sulphide material averaged 66%.

•	Other testwork indicates that Sorowar ore is not sensitive to grind size, is not compromised by soluble basemetals, slurry rheology, ore oxygen uptake and raw water source. The ore is well suited to primary ball milling and carbon-in-leach cyanidation recovery.

Discussion of Results

During the period July 2004 to April 2005 ALD completed 162 RC drillholes for 13,596 metres at Sorowar (Phase 1, 2 and 3 programmes). This work was designed to infill and test for mineralised extensions below and outside the previously designed (2003) Sorowar oxide gold pit.

The drilling programme was highly successful in discovering broad areas of previously unknown disseminated oxide, transitional and sulphide gold mineralisation outside and below the proposed (2003) pit boundaries. Of particular significance was the discovery of several areas characterised by wide, high-grade surface and near surface oxide gold intersections outside the proposed pit.

In May-June 2005, ALD engaged Golder Associates to construct an updated resource model incorporating all of the new 2004-2005 drilling data. This updated resource model is now being used for open-pit optimisations and formal reserve studies by Golder Associates for the Simberi Project “Optimised Feasibility Study”.

Reserve estimation is expected to be completed during August 2005.

Results from the kriged resource block model are tabulated below;

Sorowar Gold Resources (at 0.5 g/t gold cut-off) Oxide Gold Resources

Oxide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	8.00	1.34	344,000
Indicated	3.92	1.20	151,000
Inferred	5.28	1.03	175,000
TOTAL	17.2	1.21	670,000	0

Transitional Gold Resources

Sulphide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	1.29	0.88	36,000
Indicated	2.89	0.96	90,000
Inferred	9.13	1.08	317,000
TOTAL	13.3	1.03	443,000

(Source: Golder Associates Block Model — June 2005)

Simberi Island Gold Deposits – Location Map

Drilling Programmes Completed During The Quarter

Phase 3 Drilling – Northern Portion of The Sorowar Deposit

During the Quarter, RC drilling designed to infill and test for mineralised extensions below and on the north-eastern, north-western and western flanks of the previously designed (2003 Feasibility Study) Sorowar oxide gold pit was completed and all assay results received.

Sixty eight drillholes for 5,657 metres were completed in the Phase 3 programme.

Sorowar North-east Region

Thirty two infill and extension drillholes were completed at distances of up to 100 metres to the north-east of the proposed pit boundary (refer to drillhole location plan attached).

The drilling programme was highly successful in confirming the presence of broad areas of disseminated oxide mineralisation >0.5g/t gold in 31 of the 32 drillholes completed. Of particular significance were numerous wide, high-grade surface and near surface oxide gold intersections which were recorded below and to the east of the proposed pit boundary.

The most significant results from the Sorowar North-east Region are detailed below;

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1104	1,490	280	-60° /090°	0	100	100	0.73	Ox, Tr, Su
			incl.	0	1	1	3.08	Ox
			incl.	6	15	9	1.47	Ox
			incl.	19	26	7	1.45	Ox
			incl.	60	70	10	3.59	Ox
			incl.	79	80	1	1.94	Ox

RC1106	1,510	305	-60°/090°	0	60	60	0.75	Ox, Tr, Su
			incl.	9	23	14	2.79	Ox
			incl.	43	44	1	1.20	Su

RC1107	1,470	320	-60°/090°	0	70	70	1.57	Ox, Tr, Su
			incl.	0	4	4	0.98	Ox
			incl.	29	39	10	9.47	Ox
			incl.	44	46	2	2.99	Ox

RC1108	1,530	315	-60°/090°	0	80	80	0.50	Ox, Tr, Su
			incl.	8	23	15	1.28	Ox
			incl.	58	64	6	0.86	Ox
			incl.	69	70	1	1.24	Ox

RC1109	1,550	330	-60°/090°	0	88	88	0.24	Ox, Tr, Su
			incl.	38	44	6	2.05	Ox, Tr, Su

RC1110	1,590	330	-60°/090°	0	90	90	1.09	Ox, Tr, Su
			incl.	0	9	9	8.84	Ox
			incl.	13	22	9	1.37	Ox

RC1111	1,690	435	-60°/090°	0	100	100	0.38	Ox, Tr, Su
			incl.	54	60	6	4.45	Ox

RC1112	1,790	350	-60°/090°	0	100	100	1.29	Ox, Tr, Su
			incl.	0	1	1	1.72	Ox
			incl.	17	27	10	1.91	Ox

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

			incl.	32	80	48	2.16	Ox, Tr, Su

RC1113	1,750	375	-60°/090°	0	100	100	0.97	Ox, Tr
			incl.	0	11	11	2.70	Ox
			incl.	16	21	5	1.59	Ox
			incl.	39	62	23	1.01	Ox
			incl.	72	84	12	2.37	Ox, Tr

RC1114	1,710	410	-60°/090°	0	80	80	1.30	Ox, Tr
			incl.	1	26	25	3.14	Ox

RC1115	1,650	400	-60°/090°	0	120	120	1.33	Ox, Tr, Su
			incl.	0	31	31	3.06	Ox
			incl.	39	41	2	1.27	Ox
			incl.	49	83	34	1.63	Ox

RC1116	1,630	370	-60°/090°	0	60	60	0.76	Ox, Tr, Su
			incl.	45	60	15	2.54	Ox

RC1117	1,670	475	-60°/270°	0	80	80	0.46	Ox, Tr, Su
			incl.	14	23	9	1.79	Ox
			incl.	42	44	2	5.93	Ox

RC1118	1,670	525	-60°/270°	0	80	80	0.73	Ox, Tr, Su
			incl.	4	13	9	4.28	Ox
			incl.	20	27	7	1.20	Ox

RC1120	1,630	405	-60°/090°	0	100	100	1.71	Ox
			incl.	21	30	9	3.67	Ox
			incl.	42	74	32	2.82	Ox
			incl.	77	78	1	1.02	Ox
			incl.	81	100	19	1.90	Ox

RC1121	1,610	375	-60°/090°	0	80	80	1.70	Ox, Tr, Su
			incl.	16	27	11	0.94	Ox, Tr, Su
			incl.	36	51	15	3.62	Ox
			incl.	54	69	15	3.51	Ox
			incl.	76	80	4	2.80	Ox

RC1124	1,420	350	-60°/262°	0	70	70	0.53	Ox
			incl.	39	47	8	2.73	Ox
			incl.	63	70	7	1.05	Ox

RC1126	1,590	395	-60°/72°	0	70	70	0.71	Ox, Tr, Su
			incl.	44	61	17	2.36	Ox
			incl.	68	69	1	2.98	Ox

RC1127	1,610	405	-60°/090°	0	80	80	0.50	Ox, Tr, Su
			incl.	7	11	4	1.13	Ox
			incl.	14	18	4	1.89	Ox
			incl.	68	69	1	2.24	Tr
			incl.	72	78	6	1.62	Tr, Su

RC1128	1,590	445	-60°/090°	0	80	80	0.71	Ox, Tr, Su
			incl.	0	5	5	0.91	Ox
			incl.	10	11	1	3.50	Ox
			incl.	18	22	4	3.27	Ox
			incl.	28	32	4	1.65	Ox
			incl.	38	49	11	1.26	Ox
			incl.	55	60	5	1.41	Ox, Tr

RC1129	1,590	500	-60°/090°	0	110	110	0.91	Ox, Tr, Su
			incl.	0	28	28	1.66	Ox
			incl.	37	60	23	1.48	Ox
			incl.	86	88	2	1.02	Ox, Tr
			incl.	102	110	8	1.37	Ox, Tr

RC1132	1,570	475	-60°/090°	0	70	70	0.71	Ox, Tr, Su
			incl.	10	18	8	2.41	Ox
			incl.	30	36	6	1.07	Ox
			incl.	50	51	1	2.14	Tr

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

			incl.	54	57	3	1.52	Ox
			incl.	65	68	3	1.64	Ox

RC1133	1,550	430	-60°/090°	0	60	60	0.79	Ox, Tr, Su
			incl.	52	60	8	4.65	Ox

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
               Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide recovery 66%)

Sorowar North-west Region

Thirty infill and extension drillholes were completed in the north-west part of the proposed pit (refer to drillhole location plan attached).

This programme was designed to test for the presence of oxide gold mineralisation below and in the vicinity of the irregular western margin of the previously designed pit. As for the North-east Region, this programme was highly successful in confirming the presence of broad areas of disseminated oxide mineralisation with each of the 30 drillholes returning values >0.5g/t gold.

The most significant results from the Sorowar North-west Region are detailed below;

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC973	1,753	119	-60° /090°	0	78	78	0.57	Ox, Tr, Su
			incl.	13	22	9	2.26	Ox
			incl.	32	37	5	1.06	Ox

RC974	1,750	88	-60°/090°	0	60	60	0.81	Ox
			incl.	22	59	37	1.22	Ox
			with.	36	48	12	2.09	Ox

RC975	1,737	105	-60°/090°	0	60	60	0.42	Ox
			incl.	16	34	18	0.93	Ox

RC976	1,733	128	-60°/090°	0	60	60	0.84	Ox, Tr, Su
			incl.	13	23	10	2.26	Ox
			incl.	33	50	17	1.31	Ox

RC977	1,769	106	-60°/090°	0	60	60	0.65	Ox
			incl.	12	29	17	1.94	Ox

RC978	1,789	128	-60°/090°	0	60	60	0.12	Ox
			incl.	10	14	4	1.00	Ox

RC979	1,799	143	-60°/090°	0	40	40	0.85	Ox
			incl.	1	15	14	1.44	Ox
			incl.	23	27	4	2.55	Ox

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC980	1,819	173	-60° /090°	0	111	111	0.36	Ox, Tr, Su
			incl.	1	4	3	2.52	Ox
			incl.	7	9	2	1.42	Ox
			incl.	103	111	8	2.09	Ox, Tr, Su

RC981	1,855	231	-60°/090°	0	110	110	0.37	Ox, Tr, Su
			incl.	0	22	22	1.55	Ox, Tr

RC982	1,811	219	-60°/090°	0	91	91	0.33	Ox, Tr, Su
			incl.	30	35	5	1.38	Ox
			incl.	63	69	6	1.21	Su

RC983	1,810	199	-60°/090°	0	120	120	0.41	Ox, Tr, Su
			incl.	80	94	14	2.24	Ox, Tr, Su

RC985	1,713	143	-60°/090°	0	80	80	0.41	Ox, Tr, Su
			incl.	0	17	17	1.63	Ox

RC986	1,791	180	-60°/090°	0	90	90	0.43	Ox, Tr, Su
			incl.	1	12	11	2.21	Ox
			incl.	88	89	1	1.32	Ox

RC987	1,760	286	-60° /090°	0	80	80	0.35	Ox, Tr, Su
			incl.	10	19	9	1.52	Ox

RC988	1,776	245	-60°/090°	0	68	68	1.01	Ox, Tr, Su
			incl.	0	4	4	2.14	Ox
			incl.	22	40	18	2.91	Ox, Tr, Su

RC989	1,779	224	-60°/090°	0	100	100	0.70	Ox, Tr, Su
			incl.	37	68	31	1.89	Ox, Tr, Su

RC990	1,770	165	-60°/090°	0	60	60	0.58	Ox, Tr, Su
			incl.	0	12	12	2.36	Ox

RC991	1,579	164	-60°/090°	0	100	100	0.43	Ox, Tr, Su
			incl.	0	5	5	1.35	Ox
			incl.	47	48	1	0.96	Ox
			incl.	59	62	3	1.12	Ox
			incl.	89	100	11	1.57	Ox

RC992	1,652	175	-60°/090°	0	90	90	0.35	Ox, Tr, Su
			incl.	73	88	15	1.73	Ox, Tr

RC993	1,672	171	-60° /090°	0	105	105	0.30	Ox, Tr, Su
			incl.	79	96	17	1.27	Ox, Tr, Su
			incl.	99	100	1	1.68	Tr

RC995	1,725	175	-60°/090°	0	100	100	0.26	Ox, Tr, Su
			incl.	0	2	2	1.70	Ox
			incl.	65	67	2	1.00	Su
			incl.	84	87	3	1.03	Tr
			incl.	94	100	6	1.18	Ox, Tr, Su

RC996	1,750	177	-60°/090°	0	60	60	0.27	Ox, Tr, Su
			incl.	0	4	4	1.58	Ox
			incl.	55	60	5	1.01	Ox

RC997	1,764	197	-60°/090°	0	79	79	0.26	Ox, Tr, Su
			incl.	0	5	5	1.08	Ox

RC998	1,687	175	-60°/090°	0	100	100	0.33	Ox, Tr, Su
			incl.	0	5	5	0.90	Ox
			incl.	79	89	10	1.98	Ox

RC999	1,761	220	-60°/090°	0	70	70	0.58	Ox, Tr, Su
			incl.	0	2	2	1.02	Ox
			incl.	30	63	33	1.01	Ox

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1000	1,729	208	-60° /090°	0	60	60	2.41	Ox, Tr, Su
			incl.	0	9	9	1.18	Ox
			incl.	32	49	17	7.04	Ox
			incl.	55	60	5	1.50	Ox

RC1102	1,631	194	-60°/090°	0	150	150	0.72	Ox, Tr, Su
			incl.	39	52	13	1.96	Ox, Tr
			incl.	88	98	10	3.16	Ox
			incl.	102	118	16	1.30	Ox, Tr, Su
			incl.	125	131	6	1.88	Tr, Su

RC1103	1,550	200	-60°/090°	0	70	70	0.47	Ox, Tr, Su
			incl.	3	8	5	1.16	Ox
			incl.	57	70	13	1.75	Ox

Sorowar West Region

Six holes were drilled up to 100 metres to the west of the proposed pit boundary to further interrogate the tenor and extent of a strongly mineralised structure (with subordinate parallel mineralised structures) which was discovered during the Phase 2 drilling programme (refer to drillhole location plan attached).

This west dipping structure is characterised by a deep weathered/oxidised profile and returned significant intersections from Phase 2, viz;

37m at 3.15g/t gold from 65m in RC 945
45m at 1.36g/t gold from 21m in RC 946
16m at 1.32g/t gold from 49m and 12m at 2.41g/t gold from 77m in RC 950
11m at 1.56g/t gold from 35m, 17m at 1.18g/t gold from 50m and
35m at 3.05g/t gold from 85m in RC 951
35m at 1.86g/t gold from 36m and 9m at 2.33g/t gold from 81m in RC 952
27m at 3.46g/t gold from 33m in RC 965

Each of the drillholes completed in the Phase 3 programme intersected the mineralised structure with best result of 42m at 6.44g/t gold from 64 metres depth in RC 1138. This high grade zone is illustrated in Cross-section 1,370mN (attached).

Another four RC drillholes were completed in the Phase 4 drilling programme (which commenced during the Quarter) to further test the tenor and extent of this open-ended structure.

The most significant results from the Sorowar West Region are detailed below;

SOROWAR WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1136	1,410	110	-60° /090°	0	110	110	0.49	Ox, Tr, Su
			incl.	52	87	35	1.08	Ox
			incl.	92	93	1	1.40	Ox

RC1137	1,321	95	-60°/090°	0	100	100	0.36	Ox, Tr, Su
			incl.	10	18	8	1.97	Ox, Tr, Su
			incl.	57	62	5	0.78	Ox

RC1138	1,370	86	-60°/090°	0	106	106	2.70	Ox, Tr, Su
			incl.	64	106	42	6.44	Ox, Tr

RC1139	1,343	64	-60° /090°	0	120	120	0.30	Ox, Tr, Su
			incl.	38	48	10	1.42	Ox, Tr

RC1140	1,391	81	-60°/090°	0	130	130	0.49	Ox, Tr, Su
			incl.	61	80	19	1.56	Tr
			incl.	84	85	1	0.98	Su
			incl.	111	123	12	0.84	Su

RC1141	1,437	75	-60°/090°	0	116	116	0.44	Ox, Tr, Su
			incl.	15	23	8	0.81	Ox, Su
			incl.	33	50	17	1.31	Ox, Tr, Su
			incl.	55	56	1	1.30	Su

Phase 4 Drilling – Sulphide Gold Mineralisation Targets

A diamond and RC drilling programme designed to test unoxidised (sulphide) gold mineralisation targets in the vicinity of the known deposits, particularly Pigiput and Sorowar, commenced during the Quarter. A further two holes were drilled beneath tuffaceous cover on Pigiput Ridge.

During the quarter a total of 800 metres of RC and 372.3 metres of diamond core were drilled.

RC1146 to RC1149 are located on or to the north of Pigiput ridge and the diamond drilling core from RC1148DD and RC1149DD has been photographed and geologically logged. Assay results from these holes are yet to be received.

RC1142 to RC1145 are located in the southwest of the Sorowar deposit, to the north and south of the Sorowar West deep oxide mineralised zone (refer to drillhole location plan attached). The drilling results show that the mineralisation is still open to the west and the most significant results from these holes are detailed below;

SOROWAR WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1142	1290	120	-60° /090°	8	16	8	1.72	Ox, Su
				19	30	11	0.78	Ox, Tr
				92	118	26	1.22	Ox, Tr, Su

RC1143	1225	130	-60°/090°	11	22	11	0.95	Su
				70	71	1	0.53	Ox
				76	130	54	1.40	Ox, Tr

RC1144	1270	110	-60°/090°	5	27	22	0.93	Ox, Tr, Su
				31	32	1	0.54	Su
				41	44	3	0.68	Su
				64	73	9	0.81	Su
				86	88	2	1.15	Ox
				100	142	42	2.31	Ox, Su
				146	149	3	0.66	Su

RC1145	1500	170	-60° /090°	109	110	1	1.60	Su
				130	131	1	3.51	Su

Other Drilling

Three diamond holes (SO28, SO29 and SO30 for 240.1 metres of core) were drilled at Sorowar for metallurgical and geotechnical purposes (refer to drillhole location plan attached).

Two diamond holes (SO31, SO32, totaling 70.4 metres) were drilled into a mafic intrusive on the access road between Pigiput and Sorowar to test its suitability for road building material. The intrusive was considered unsuitable, being fractured and carbonate-altered. The core has been photographed and logged, and is being selectively sampled for assaying.

Geophysical Surveys

A gradient array IP geophysical survey conducted in 1997 over known gold occurrences on Simberi Island showed a good correlation between chargeability, resistivity, and near-surface clay-pyrite alteration in the vicinity of the gold mineralisation. Follow-up pole-dipole IP surveys at Pigiput during the same year confirmed that in many instances anomalies were related to drilled sulphide-hosted gold mineralisation, however, the unrelated targets identified from that programme are yet to be drilled.

During the current Quarter, these IP data were re-processed to give better three-dimensional definition of the targets. Data from the east Simberi portion of the 2004/05 high definition magnetic and radiometric survey was also processed and interpreted and the combined datasets have identified several priority targets that will be drilled during the Phase 4 drilling programme.

Also during the current Quarter, the Company commenced follow-up geophysical IP surveys and to date six lines, 200 metres apart at Sorowar and one line at Botlu have been completed for a total of 11.8 kilometres.

Progress has been slow due to difficult terrain and particularly wet weather and electrical storms that have been experienced during the period. Notwithstanding, although interpretation of the survey data is still at an early stage, preliminary results are very encouraging. Some strong chargeable anomalies are seen to be associated with robust sulphide gold intersections in existing drillholes and others, which are consistent with interpreted geology and structure, are yet to be drilled.

Priority targets will be identified and drilled in the latter part of the current Phase 4 programme.

OTHER PROJECTS

Mexico — Mapimi

ALD through its subsidiary company Nord Pacific de Mexico S.A de C.V. holds an exploitation licence covering 3,938ha in the Mapimi mining district of the Sierra Madre Occidental in the northeast part of the state of Durango, Mexico.

The project area is situated about 45 kilometres north-northwest of the major cities of Gomez Palacio and Torreon.

ALD’s project area surrounds the historic Mapimi mining district (or Ojuela district) which historically produced high-grade silver, lead and zinc ore for Penoles at their smelter located at the nearby town of Mapimi during the period from about 1890 to 1920. Between 1920 and 1931 Mapimi ore was transported to smelters located at Torreon or Monterrey.

Hayward and Triplett (1931) report production from Penoles mining activities at Mapimi between 1893 to 1931 to be 3.8 million tonnes at 3.7g/t Au, 462g/t Ag and 14.9%Pb. Although production figures for the pre- and post Penoles production period (from 1892 to the early 1930‘s) are less reliable, Megaw and others (1988) estimate overall production from the Mapimi mining centre (including Spanish production after discovery in 1598), principally from oxides of;

6 million tonnes: in chimneys or pipes — averaging 10% Pb, 15% Zn, 500g/t Ag, 3g/t Au in mantos — averaging 8.5% Pb, 11% Zn, 200g/t Ag

To better understand and assess the prospectivity of the Company’s property and to plan future exploration programmes, field reconnaissance work was carried out during the Quarter. As a result of this work, the Company considers that the Mapimi property holds excellent potential for the discovery of oxide/sulphide bearing polymetallic carbonate-hosted replacement deposits with excellent existing road access, favourable topography, a nearby rail line and supportive local community for mining activities.

Importantly, although the interpreted mineralised trend continues north into ALD’s concession under transported cover material, apart from historic workings which crop out in the western and eastern parts of the area, the majority of the prospective trend has never been drilled or subjected to modern exploration other than limited CSAMT orientation geophysical surveys. Accordingly, ALD considers that future work programmes should predominantly focus on geophysical prospecting and drilling.

APPOINTMENT OF DIRECTOR

On 16 June 2005 Allied Gold Limited announced the appointment of Mr Gregory Hugh Steemson as a non executive director. Mr Steemson re-joins the Board having previously served as a director from May 2003 until February 2004.

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects.

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to the Sorowar Gold Resources is based on information compiled by Mr S Godfrey who is employed by Golder Associates and who is a member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Godfrey consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 2

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(1,472)	(3,311)
	(b) development		
	(c) production		
	(d) administration	(251)	(1,048)
	(e) other		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	65	131
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other – option fees re sale of MMPEU, and sale of Red Dam Project		181
	Net Operating Cash Flows	**(1,658)**	**(4,047)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects – Simberi Project	(4,140)	(4,140)
	(b) equity investments	(50)	(97)
	(c) shares in listed companies		
	(d) Nord acquisition transaction costs		(686)
	(e) other fixed assets	(18)	(81)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.10	Cash acquired on purchase of controlled entity		43
1.11	Loans repaid by other entities		
1.12	Funds (paid into) / withdrawn from deposit pending acquisition of interests	271	
	Net investing cash flows	**(3,937)**	**(4,961)**
1.13	Total operating and investing cash flows (carried forward)	**(5,595)**	**(9,008)**

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	**(5,595)**	**(9,008)**
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2	12,682
1.15	Refund of oversubscriptions in share issues		(15)
1.16	Proceeds from borrowings		300
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – costs of capital raising	(3)	(571)
	Net financing cash flows	**(1)**	**12,396**
	Net increase (decrease) in cash held	**(5,596)**	**3,388**
1.20	Cash at beginning of quarter/year to date	9,965	981
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**4,369**	**4,369**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	79
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Appendix 5B Page 2 30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,000
4.2	Development	
	Total	**1,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	369	4,965
5.2	Deposits at call	4,000	5,000
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**4,369**	**9,965**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	120,579,817	118,414,676		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	10,000	10,000	$0.20	$0.20
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	25,057,411	25,057,411	*Exercise price* $0.20	*Expiry date* 30 June 2007
7.8	Issued during quarter	500,000	500,000	$0.20	30 June 2007
7.9	Exercised during quarter	10,000	10,000	$0.20	30 June 2007
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Appendix 5B Page 4 30/9/2001

Appendix 5B
Mining exploration entity quarterly report

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 July 2005
(Director/Company secretary)

Print name: DAVID LYMBURN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001 Appendix 5B Page 5

EXHIBIT 3

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000 ordinary shares 500,000 options expiring 30 June 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid. Options expiring 30 June 2007 exercisable at $0.20, and voluntarily escrowed until 9 November 2005.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES.
5	Issue price or consideration	Ordinary shares $0.20. Options nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	10,000 shares issued upon conversion of options (ALDO). 500,000 options issued to settle liability for employee entitlements.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Shares – June 2005. Options 30 June 2005.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	118,424,676 22,507,411	Ordinary (ALD) Options (ALDO)

+ See chapter 19 for defined terms.

Appendix 3B Page 2 1/1/2003

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,155,141 2,550,000	Restricted shares (ALDAM) Restricted options (ALDAO)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Appendix 3B Page 4 1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now **Example: In the case of restricted securities, end of restriction period** (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Appendix 3B Page 6 1/1/2003

Appendix 3B
New issue announcement

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 7

Appendix 3B
New issue announcement

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 29 July 2005

Print name: DAVID LYMBURN..

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8 1/1/2003